

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Mark C. Winmill
Chief Executive Officer
Global Self Storage, Inc.
3814 Route 44
Millbrook, NY 12545

   Re: Global Self Storage, Inc.
     Registration Statement on Form S-3
     Filed November 26, 2021
     File No. 333-261381

Dear Mr. Winmill:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction